November 27, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Sawai Pharmaceutical Co., Ltd.

Amendment No. 3 to Draft Registration Statement on Form F-4

Submitted November 13, 2020

CIK No. 0001816901

Ladies and Gentlemen:

At the request of Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”), we are responding to the comment letter, dated November 19, 2020, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to Amendment No. 3 to the Draft Registration Statement on Form F-4 confidentially submitted by Sawai Pharmaceutical on November 13, 2020. Concurrently with the submission of this letter, Sawai Pharmaceutical is filing the registration statement (the “Registration Statement”) publicly via EDGAR.

The responses of Sawai Pharmaceutical to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Sawai Pharmaceutical’s responses are references to the page numbers of the Registration Statement.

In addition to the amendments in response to the Staff’s comments, Sawai Pharmaceutical has amended certain portions of the registration statement to provide updates or clarifications.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

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Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 13, 2020

Selected Historical Financial Data, page 15

1.

Please revise this section to include selected financial data as of and for the six months ended September 30, 2020, your interim period including comparative data from the same period in the prior financial year shall also be provided. Refer to the guidance in Item 3(d) of Form F-4 and Item 3(A)(1) of Form 20-F.

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on page 15.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

2.

Please revise your MD&A to include a cross reference disclosure to Appendix C where you include a discussion of your September 30, 2020 operating results. Refer to the guidance in Item 14(g) of Form F-4 that refers to the Item 5 of Form 20-F.

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on page 51.

3.

Please tell us whether a material loss has been recognized in relation to your closure of the Osaka factory as referenced on page 4 of Appendix C. If material, then such amount should be disclosed pursuant to the guidance in Item 5.D of Form 20-F.

Sawai Pharmaceutical respectfully informs the Staff that no material loss has been recognized in relation to the closure of its Osaka factory.

Index to Financial Statements and Schedule, page F-1

4.	Please revise the index to the financial statements to refer to Appendix C, which includes your September 30, 2020 unaudited interim financial statements.

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on page F-1.

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Please do not hesitate to contact me by telephone at +81-3-5251-0232 or by email at masahisa.ikeda@shearman.com, or Toshiro Mochizuki by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Kazuhiko Sueyoshi, Director and Chief Financial Officer of Sawai Pharmaceutical

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